Exhibit 99.1

Press release

Biophytis and the University of Liège explore the potential

of Sarconeos (BIO101) in the treatment of viral respiratory failure

Paris (France) and Cambridge (Massachusetts, USA), December 4, 2023 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces the signing of a new partnership with the University of Liège to carry out a range of preclinical research projects, particularly in the treatment of respiratory failure caused by the flu virus Influenza.

Under this partnership, the University's animal pathology research laboratory, headed by Professor Daniel Desmecht, will conduct a series of experiments aimed at establishing the therapeutic potential of Sarconeos (BIO101) in an experimental murine model of infection by an Influenza A virus, which could cause respiratory failure and death in the elderlies.

This research is a continuation of the collaboration begun in 2020, which established proof of efficacy on respiratory function and the original mode of action of Sarconeos (BIO101) in an animal model of COVID-191, now confirmed by the clinical data from the Phase 2-3 COVA study.

Stanislas Veillet commented: "We believe that our drug candidate, given its original mode of action on the renin-angiotensin system, could treat severe forms of the main viral respiratory diseases. These pathologies where medical needs are largely unmet represent significant potential for Biophytis. The results of the trials conducted by Prof. Desmecht will support our development plan, which is currently under discussion with the regulatory agencies in Europe and the United States.”

Prof. Desmecht added: "The experiments we conducted in 2020 demonstrated the ability of Sarconeos (BIO101) to maintain normal respiratory function in an animal model of COVID-19. We believe that similar results could be obtained in a seasonal influenza model, in which we have developed unique expertise in Europe over the last ten years".

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

1 Preclinical efficacy of BIO101 on respiratory function in SARS-CoV-2-infected Syrian hamsters. Latil et al. Poster presented at 31st European Congress of Clinical Microbiology & Infectious Diseases (ECCMID). 9-12th July 2021.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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